UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 0-14624

Waterford Wedgwood plc	Waterford Wedgwood UK plc

(exact name of Registrants as specified in their charters)

REPUBLIC OF IRELAND	ENGLAND AND WALES

(jurisdictions of incorporation or organization)

KILBARRY, WATERFORD	BARLASTON, STOKE-ON-TRENT,
REPUBLIC OF IRELAND	ENGLAND ST12 9ES

(addresses of principal executive offices)

Waterford Wedgwood stock units (‘‘stock units’’) each consisting of one ordinary share of Waterford Wedgwood plc of €0.06 each (‘‘ordinary share’’) and one income share of Waterford Wedgwood UK plc (‘‘WW UK’’) of £0.01 each (‘‘income share’’)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 245

Pursuant to the requirements of the Securities Exchange Act of 1934 Waterford Wedgwood plc and Waterford Wedgwood U.K. plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2006	By:	/s/ Patrick J. Dowling
Name: Patrick J. Dowling
Title: Group Chief Financial Officer and Company Secretary